Exhibit 99.51

Nouveau Monde Drives Traceability for Critical Battery Materials, in Conjunction With Global Battery Alliance

•	Nouveau Monde has been selected as the pilot project to implement traceability of minerals for the mining and battery materials industries in Québec, Canada

•	This project is affiliated with the Global Battery Alliance and its “Battery Passport”, which members include Audi, BMW, Google, Groupe Renault, Honda Motors, LG Chem, Microsoft, Mitsubishi Corp., Saft, SK Innovation, Umicore, Volkswagen, and Volvo

•	The desire for traceability is a firm trend amongst consumers and will provide Nouveau Monde’s customers with a guarantee of transparency, sustainability, ethical and environmentally friendly sourcing

•	Nouveau Monde believes this first mover advantage is a unique differentiator vis-à-vis its peers

•	Nouveau Monde is developing the only fully integrated source of green battery anode material in the Western World, ensuring best-of-class ESG standards across its entire value chain

MONTREAL, Nov. 18, 2020 -- Québec Minister of Energy and Natural Resources Jonatan Julien kicked off yesterday the pilot project on battery materials traceability for which Nouveau Monde Graphite (“Nouveau Monde” or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) has been selected as the sole and strategic battery material partner. Having an integrated business model, from mining operations to manufacturing of carbon-neutral anode battery materials, the Company is ideally positioned to drive the implementation of the Global Battery Alliance’s (“GBA”) Battery Passeport principles guaranteeing the traceability and sustainability of strategic minerals.

Through this pioneering project led by Propulsion Québec and building on the unique expertise of OPTEL Group and the International Reference Center for Life Cycle of Products, Services and Systems (CIRAIG), traceability will be established by mapping and documenting Nouveau Monde’s graphite supply chain from mining to refining with detailed data on chemistry, environmental, social & governance (“ESG”) factors, greenhouse gas (“GHG”) footprint, logistics, etc. Artificial intelligence and mass data management will make it possible to follow materials through the various stages of processing and custody to guarantee its origin, ESG compliance and distinct properties. Work on battery identity and selection of reporting criteria will be coordinated with GBA to inform global standards on sustainable and transparent battery production.

Founded by the World Economic Forum, GBA is actively working to develop a circular and responsible battery value chain as one of the main drivers for achieving the 2°C objective of the Paris Accord in the transportation and energy sectors. Membership includes key manufacturers, regulators, and NGOs such as Audi, BMW Group, Google, Groupe Renault, Honda Motors, the International Energy Agency, LG Chem, Microsoft, Mitsubishi Corp., Propulsion Québec, Saft, SK Innovation, the United Nations Environment Programme, Umicore, Volkswagen, Volvo Group.

“The mineral traceability project in the battery sector is an initiative that fits perfectly with our vision for the development of strategic and critical minerals (“SCM”) in Québec. Consumers are increasingly concerned about the origin of the products they purchase. A reliable traceability program becomes a pledge of our responsibility in the valorization of SCMs and a strategic advantage to be even more competitive. These are essential ingredients to ensure a sustainable energy and technology transition” said Jonatan Julien, Minister of Energy and Natural Resources and Minister Responsible for the Côte-Nord Region.

Eric Desaulniers, President and Chief Executive Officer at Nouveau Monde, commented: “The production of graphite-based materials with a carbon-neutral footprint is already central to Nouveau Monde’s business strategy to drive sustainability across the EV and energy storage value chain. Now, with our roadmap to traceability and battery identity, we are positioning ourselves as the western leaders thanks to turnkey solutions for manufacturers.”

Nouveau Monde’s Chairman Arne H. Frandsen continued: “Traceability and block-chain accountability are key for the end-consumers as well as the battery producers. We are proud that Nouveau Monde continues to spearhead the effort to be the responsible and sustainable supplier-of-choice to the global battery and renewable energy industries”.

Traceability for increased sustainability and access to strategic markets

The Battery Passport is set to become the dominant norm attesting to the environmental and social compliance of a battery throughout its value chain. By contributing to the definition of global parameters for materials traceability, Nouveau Monde gets a headstart in tailoring its transformation chain, technologies and reporting mechanisms to meet the expectations of today’s marketplace.

Graphite underpins all lithium-ion batteries that supply both electric vehicles and renewable energy storage systems. “By 2030, batteries could enable 30% of the required reductions in carbon emissions in the transport and power sectors, provide 600 million people with access to electricity, as well as create 10 million safe and sustainable jobs around the world. To realise this potential, the battery value chain will have to expand by 19 times over the next decade” (source: GBA, 2020).

In recent years companies such as Tesla and Volkswagen have adopted responsible sourcing policies and auditing systems, a clear sign that pressure for sustainable production is increasing from shareholders, consumers, governments as well as environmental and social advocacy groups. Correspondingly, the European Commission is set to table new regulations to ensure that batteries manufactured or imported into Europe meet the highest ESG standards.

Nouveau Monde’s traceability program will therefore strengthen its competitive advantage and facilitate commercialization in strategic markets, in some cases with a premium for its advanced materials, and also contribute to strategically positioning Québec and Canada as a prime destination for building a green battery value chain.

This GBA-affiliated project brings together resources and expertise from the Government of Québec, the Government of Canada, Investissement Québec, CIRAIG, OPTEL Group, and Propulsion Québec.

About Nouveau Monde

Nouveau Monde will be a key operator in the sustainable energy revolution. The Company is developing the only fully integrated source of green battery anode material in the Western World. Targeting full-scale commercial operations by early 2023, the Company will provide advanced carbon-neutral graphite-based material solutions to the growing lithium-ion and fuel cell markets. With low-cost operations and the highest of ESG standards, Nouveau Monde will become a strategic supplier to the world’s leading battery and auto manufacturers, ensuring robust and reliable advanced material, while guaranteeing supply chain traceability.

Media	Investors

Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
Nouveau Monde	Nouveau Monde
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the positive impact of the foregoing on project economics, and (ii) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca